1st AMENDMENT TO

SUB-ADVISORY AGREEMENT

THIS 1st AMENDMENT TO THE SUB-ADVISORY AGREEMENT, made this 1st day of February 2026 (the “Amendment”), is between Lincoln Financial Investments Corporation, a Tennessee corporation (“LFI”) and Loomis, Sayles & Company, L.P., a Delaware limited partnership (“Loomis”).

WHEREAS, LFI currently serves as investment adviser to the Lincoln Variable Insurance Products Trust (the “Trust”);

WHEREAS, Loomis serves as sub-adviser to each of the series of the Trust noted in Schedule A hereto (each, a “Fund” and collectively, the “Funds”) pursuant to a written subadvisory agreement dated April 30, 2018, between LFI and Loomis (the “Agreement”);

WHEREAS, effective March 13, 2023, Lincoln Investment Advisors Corporation underwent a name change to “Lincoln Financial Investments Corporation” (“LFI”);

WHEREAS, Loomis and LFI desire to amend the fee schedule (“Schedule A”) to the Agreement with respect to the Funds;

NOW THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:

1.	Schedule A shall be deleted and replaced with the attached Schedule A, effective as of February 1, 2026.

2.	All references in the Agreement to “Lincoln Investment Advisors Corporation” or “LIAC” are hereby changed to “Lincoln Financial Investments Corporation” or “LFI.”

3.	All other terms and provisions of the Agreement not amended herein shall remain in full force and effect.

4.	This Amendment may be executed in two or more counterparts which together shall constitute one instrument.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed by their duly authorized officers as of the day and year first above written.

LINCOLN FINANCIAL INVESTMENTS CORPORATION		LOOMIS, SAYLES & COMPANY, L.P., by its General Partner LOOMIS, SAYLES & COMPANY, INCORPORATED

By:	/s/ Gordon Huellmantel	By:	/s/ Charles Fievet
Name: Gordon Huellmantel		Name: Charles Fievet
Title: Senior Vice President		Title: Assistant General Counsel

SCHEDULE A

Funds and Fee Schedules

The Adviser shall compensate the Sub-Adviser for services rendered to a Fund at the specified annual rate for such Fund as follows and as set forth in the table below and otherwise in accordance with the terms of this Agreement, as either may be amended from time to time:

Fund	Fees payable on net assets of the Managed Portion	Effective Date
LVIP Loomis Sayles Global Growth Fund	REDACTED*	February 1, 2026
LVIP Global Equity Managed Volatility Fund

Any such fee to the Sub-Adviser shall be payable in arrears for each month within I 0 business days after the end of such month. If the Sub-Adviser shall serve for less than the whole of a month, the foregoing compensation shall be prorated.

The Managed Portion includes all funds and assets, including cash, cash accruals, additions, substitutions and alterations which are subject to advice by the Sub-Adviser. The Managed Portion excludes investments by the Managed Portion in investment vehicles or other instruments that pay an advisory fee to the Sub-Adviser or its affiliates.

The fee schedule for each Fund is based on the specific investment strategy of the Managed Portion for such Fund. Any deviation from the investment strategy for such Managed Portion described in the Investment Guidelines may result in a change in the specified fee for such Fund.

*	REDACTED